Submitted via EDGAR
November 6, 2009
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Fuel Tech, Inc.
Form 10-K for the Year Ended December 31, 2008
Form 10-Q for the Period Ended June 30, 2009
Form 8-K filed on July 2, 2009
Definitive Proxy Statement on Schedule 14A filed April 15, 2009
File No. 1-33059
Dear Mr. Decker:
     We have reviewed your October 27, 2009 letter regarding your comments on the financial statements and disclosures contained in the above-referenced SEC filings for Fuel Tech, Inc. (the “Company”) and provide the following responses to your comments. We appreciate your comments and, as noted below where applicable, will make the recommended changes in future filings.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
General
SEC Comment:
1.	Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings if applicable.
Response: Where applicable, we have shown the revisions and will include comparable disclosure in future filings, including interim filings, in accordance with the Staff’s comments.
Intellectual Property, page 5
SEC Comment:
2.	We have read your response to comment five from our letter dated September 3, 2009. Please clarify whether the expiration of any single patent or group of patents may have a material impact on your business.
Response: In our Form 10-K for the year ended December 31, 2008 we disclose that the protection provided by our patents and patent applications is substantial, and that any significant reduction in the protection afforded by these patents could have a material adverse effect on our business. Such a reduction could occur through the expiration of patents. Our intellectual property strategy is to maintain and enhance sufficient intellectual property proprietary rights surrounding our patents to effectively serve to provide us longer term proprietary protection for the Company’s products with the intention that the expiration of a particular patent or group of patents would not, in and of itself, have a material impact on our business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations 2008 versus 2007, page 18
SEC Comment:
3.	We have read your response to comment eight from our letter dated September 3, 2009. Please expand/revise your discussion under results of operations for all periods to provide the following:
•	Your discussion of the 15 new units added to your customer base still does not quantify the impact of adding these units. Please provide a more robust discussion that provides an explanation for the increase in units as well as the direct impact of the additional units on revenues. Your disclosure that these coal-fired units, which average $1 million in annual revenues once converted to commercial status does not explain the increase of $4.1 million in revenue from fiscal 2007 to fiscal 2008; and

•	Provide a more robust explanation for the changes in costs of sales percentage for FUEL CHEM. Please explain the extent of the costs associated with demonstration periods or start-up costs or quantify the amount of additional costs incurred per new unit added.
See Item 303(a)(3) of Regulation S-K. Please show us supplementally what your revised disclosure will look like.
Response:
          For the year ended December 31, 2008, FUEL CHEM technology segment revenues increased $4,134, or 13%, versus 2007. We attributed this to new units and described average annual revenues attributable to those units. This did not correlate to the revenue increase because of the timing of the addition of the units in the course of the year. We propose to revise our description to clarify this in the future. For our Form 10-K for the year ended December 31, 2008, such disclosure would have read as follows: During 2008, Fuel Tech added 15 new units to its customer base, 13 of which were coal-fired units, the largest annual total in the Company’s history. As these units were added during 2008 they generated incremental revenues versus 2007 and were the primary reason for the year-over-year increase in annual segment revenues.
          In our future filings, we will eliminate the reference to the annual average revenue contribution metric expected from each additional coal-fired unit as this metric is of limited value in the current economic climate. Rather, we will focus the explanation of any year-over-year revenue changes to include the incremental revenue contributed from new units added during the year and any other market dynamics that had a material impact on current year revenues.
     In our future filings, we will clarify the explanation of the changes in the cost of sales percentage for FUEL CHEM to include a more detailed discussion of the costs associated with demonstration periods or start-up costs for new units added in a reporting period. For our Form 10-K for the year ended December 31, 2008, such disclosure would have read as follows: The cost of sales percentage for the FUEL CHEM technology segment increased from 51% in 2007 to 55% in 2008 due to incremental costs associated with demonstration programs and other related start-up activities related to the record number of new incremental units noted above, especially for the demonstrations in India and China. During 2008, the Company invested $888 and $300, primarily in engineering labor and chemicals, for FUEL CHEM demonstration programs in India and China, respectively. In addition, the aggregate 2008 FUEL CHEM demonstration expenses for new units in the U.S. was approximately $930. These demonstration programs resulted in a 2008 cost of sales percentage increase of 5.9% versus 2007.
Liquidity and Sources of Capital, page 19
SEC Comment:
4.	We have read your response to comment 10 from our letter dated September 3, 2009. Please disclose whether the measure that is referred to as EBITDA in your Form 8-K filed on July 2, 2009 includes other adjustments. If so, please revise your disclosures to refer to this measure as Adjusted EBITDA instead of EBITDA. Please also disclose and explain what the additional adjustments are, if necessary. Please show us supplementally what your revised disclosure will look like.
Response:
          The measure does not include other adjustments, which we propose to clarify in future filings. As filed on our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, our disclosure read as follows: For subsequent periods, the Facility covenants included a maximum funded debt to EBITDA ratio of 2.0:1.0 for the quarterly period ended December 31, 2009 and a maximum funded debt to EBITDA ratio of 1.5:1.0 for all succeeding quarterly periods until the facility expires. Maximum funded debt is defined as all borrowed funds, outstanding standby letters of credit and bank guarantees. EBITDA includes after tax earnings with add backs for interest expense, income taxes, and depreciation and amortization expenses.
Contractual Obligations and Commitments, page 20
SEC Comment:
5.	We have read your response to comment 12 from our letter dated September 3, 2009. Please revise your table of contractual obligations to include a line item for estimated interest payments on your long-term debt obligation based on its current terms. Please disclose any assumptions you made to derive your interest payments in a footnote to the table. Please also disclose your purchase obligations in the table, if applicable. Please show us supplementally what your revised disclosure will look like.
Response:
          In our future filings, we will disclose the information required by Item 303(a)(5) of Regulation S-K using the illustration referenced. For our Form 10-K for the year ended December 31, 2008, such disclosure table would have appeared as follows:

	Payments due by period
		Less than 1
Contractual obligations	Total	year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	$2,188	$2,188	$—	$—	$—
Estimated interest payments on long-term debt obligations*	105	105	—	—	—
Operating Lease Obligations	1,720	663	527	468	62

Total	$4,013	$2,956	$527	$468	$62

*	Long-term debt obligations consist solely of borrowings under the Company’s Chinese revolving credit facility which bears interest at a rate of 90% of the People’s Bank of China (PBOC) Base Rate, or 4.8%, at December 31, 2008.
Financial Statements
1. Organization and Significant Accounting Policies
Goodwill and Other Intangibles, page 30
SEC Comment:
6.	We have read your response to comment 14 from our letter dated September 3, 2009. You indicate that the ratio of each reporting unit’s excess fair value over carrying value to the total excess of fair value over carrying value provided the most reasonable allocation of goodwill between the two reporting segments. The amount of goodwill assigned to a reporting unit should be determined in a manner similar to how the amount of goodwill recognized in a business combination is determined. Please tell us how you determined that your allocation method is appropriate. Please specifically tell us what consideration you gave to paragraph 34 and 35 of SFAS 142 in assigning goodwill to your reporting units.

Response:
          In accordance with paragraphs 34 and 35 of, and within the spirit and intent of SFAS 142, we allocate goodwill between our two reporting units only after giving consideration to the expected benefits each segment will enjoy from the net assets acquired. Prior to completing three acquisitions in late 2008 and early 2009, the only goodwill on our balance sheet was $2,119 which was generated from a transaction in 1998 whereby Fuel Tech, Inc. purchased the remaining 50% of the Nalco Fuel Tech Joint Venture. The $2,119 of goodwill of was assigned to each of the two reporting units based on the relative excess of the fair value over the carrying value of the reporting units, based on a current determination of fair value of each of the reporting units, as discounted cash flow projections and other records related to the business transaction were not readily available from the 1998 transaction. As such, this high-level allocation methodology, that could be viewed to represent a “with and without” computation as described in paragraph 35, was determined to provide the most reasonable allocation of goodwill between the two reporting segments. In our opinion, the methodology used to assign this $2,119 of goodwill at the inception of segment reporting for the year ended December 31, 2004, was substantially similar to how goodwill, generated as part of a business combination, would have been allocated and is in alignment with the intent and spirit of paragraph 35 of SFAS 142.
          In connection with our recent acquisitions, additional goodwill of $19,322 was allocated to the reporting segment that would enjoy the benefits and synergies of the net assets acquired. For all three transactions subsequent to December 31, 2004, the goodwill recorded was allocated to the APC Technology segment.
2.	Taxation, page 34
SEC Comment:
7.	We have read your response to comment 17 from our letter dated September 3, 2009. You indicate that you will modify your table disclosure and eliminate the text reference to the valuation allowance of $3.7 million in future filings. Your valuation allowance has been adjusted from $260,000 to $1.4 million in fiscal 2008. Please help us reconcile the modifications in your table to explain the increase in the valuation allowance as it relates to the valuation allowance of $3.7 million related to your Italian subsidiary.
Response:
          The increase in the ‘Valuation allowances for deferred tax assets’ amount in the table disclosure from ($260) to ($1,421) is due to the inclusion of the tax-affected $3,699 of foreign loss carryforwards. In order to remove this amount from the text and insert it into the table disclosure, the amount had to be tax-affected.
FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2009
General
SEC Comment:
     8. Please address the comments above in your interim filings as well.
Response: We will address the above comments, where applicable, in our future interim filings.

Item 4. Controls and Procedures, page 14
SEC Comment:
9.	We have read your response to comment 30 from our letter dated September 3, 2009. As it applies to your management’s disclosure controls and procedures evaluation and conclusion regarding effectiveness, please clarify that your management includes your chief executive and chief financial officers, who are two different individuals.
Response: For purposes of our response to comment 30 from the SEC’s letter dated September 3, 2009, management includes the Company’s Chief Executive Officer and, separately, the Company’s Chief Financial Officer, who are two different individuals.
DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED APRIL 15, 2009
Compensation Discussion and Analysis
Compensation Elements, page 8
SEC Comment:
10.	We have read your response to comment 38 from our letter dated September 3, 2009. Please describe the “individual (and) company operational objectives” that influenced your award of long-term incentive compensation to each of your named executive officers. See Item 402(b)(2)(vii) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.
Response:
          As described in the “Long Term Incentives” portion of Exhibit A to our response to the SEC’s September 3, 2009 letter, the Company’s overall long-term incentives approach has been to award stock options, principally non-qualified options, which are designed to focus management on the Company’s long-term success as evidenced by appreciation of the Company’s stock price over several years. The stock option award to each of the Company’s named executive officers (“NEO(s)”) that is documented in the “Summary of NEO Compensation” portion of Exhibit A was not tied to the NEO performing a specific individual goal or meeting a specific company operational objective in some formulaic fashion. Rather, it involved the exercise of business judgment by the Compensation and Nominating Committee (“Committee”) in evaluating the criticality of the NEO’s position relative to the Company’s long-term success, and a qualitative assessment by the Committee regarding the NEO’s overall role in contributing to that long-term success, including contributions in the NEO’s field of operations, and the NEO’s leadership contributions to the Company.
          In our future filings, we will appropriately disclose the information described in Item 402(b)(2)(vii) of Regulation S-K. For our definitive proxy statement filed on April 15, 2009, we would have clarified our disclosure in the “Long Term Incentives” portion of our Compensation Discussion and Analysis by adding the last paragraph after the list of factors that may be included which read substantially as follows:
     “Long-Term Incentives
     Fuel Tech has one equity-based employee compensation plan, formally titled the Fuel Tech, Inc. Incentive Plan, (FTIP). The FTIP allows for a variety of types of awards that may be granted to participants in the form of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, performance awards, bonuses or other forms of share-based or non-share-based awards or combinations thereof. Participants in the FTIP may be Fuel Tech’s directors, officers, employees, consultants or advisors (except consultants or advisors in capital-raising transactions) as the directors determine are key to the success of Fuel Tech’s business.

     Historically, Fuel Tech’s overall long-term equity incentives approach has been to use the FTIP to award stock options, principally non-qualified options, which are designed to focus management on Fuel Tech’s long-term success as evidenced by appreciation of Fuel Tech’s stock price over several years, by growth in its earnings per share and other elements. Except for option awards to the CEO, option awards are determined by the Committee based upon recommendations from Fuel Tech’s CEO. Option awards for the CEO are determined by the Committee with no participation of the CEO. The determination and approval of proposed option awards is based on a variety of factors that may include:
•	historical option grants, by employee, by year;

•	intrinsic (Black-Scholes) values for each option grant;

•	the number of options available for issuance under the FTIP;

•	supervisor recommendations for employee option grants;

•	the estimate of expected intrinsic value (e.g., stock compensation expense) of the aggregate option grant;

•	Fuel Tech’s financial performance in light of market conditions and operational considerations, which may be quantitative, qualitative or both;

•	achievement of individual or company operational objectives;

•	exceptional and innovative individual performance;

•	individual contribution to a strategic goal;

•	leadership accomplishments; and

•	(Also see Equity Grant Practices below)
     In 2008, stock option awards granted to each of our named executive officers (“NEO(s)”) were not tied to the NEO performing a specific individual goal or meeting a specific company operational objective in some formulaic fashion. Rather, it involved the exercise of business judgment by the Committee, the criticality of the NEO’s position relative to the Company’s long-term success, and a qualitative assessment by the Committee regarding the NEO’s overall role in contributing to that long-term success including, contributions in the NEO’s field of operations, and the NEO’s leadership contributions to the Company’s. Please also see “Summary of NEO Compensation” below.”
CIP Structure, page 9
SEC Comment:
11.	We have read your response to comment 35 from our letter dated September 3, 2009. Please explain in further detail how “disclosure of your CIP Targets or the Commission Rate would provide...competitors with important insights into forward-looking financial metrics from (your) confidential operating plan...” For example, please detail how disclosure of your past performance targets would supply your competitors with the information necessary to strategically underbid your future pricing, to identify your prospective customers and product lines on which you plan to concentrate, and to compete on future acquisition opportunities in ways that would not already exist absent disclosure.
Response:
          To address the Staff’s additional comment and further supplement our original response to prior comment 35, Fuel Tech respectfully submits that, for the reasons set forth below, it has disclosed neither its past Commission Rate nor its past CIP Targets because disclosure of either could cause substantial economic harm to Fuel Tech’s competitive position. Collectively, the Commission Rate and the CIP Targets are referred to below as the “Confidential Targets.”
Past Commission Rate:
          The structure of our commission rates does not change that much from year to year and therefore disclosing the past Commission Rates would allow Fuel Tech’s competitors and customers to reasonably approximate Fuel Tech’s current and future Commission Rates. With such information in hand, Fuel Tech’s competitors would be in a position to offer Fuel Tech sales personnel more lucrative employment packages impeding Fuel Tech’s ability to attract and retain personnel in a highly competitive market. Disclosure of such information would also negatively affect Fuel Tech’s ability to negotiate product sale agreements on competitive terms because potential customers would be aware of the sales commission component of the sales price and would be able to approximately calculate such rate based on the past rates.
          At times, Fuel Tech adopts varying commission rates including higher commission rates as an incentive for sales of product offerings Fuel Tech believes to be key to its future growth. By interpreting such past data, competitors could gain valuable insight into Fuel Tech’s strategic business goals and strategies, including product lines and current and potential customers, providing such competitors an unfair advantage in competing with Fuel Tech.
Past CIP Targets:
          With a company of Fuel Tech’s relatively small market size, CIP Targets do not vary significantly from year to year, and thus, by disclosing past CIP Targets Fuel Tech would be disclosing information that would be a good predictor for future targets and which could easily be used by competitors to Fuel Tech’s determent. Fuel Tech’s industry is characterized by lengthy sales processes that can extend beyond one year in making new product offerings to its customers. Thus, the disclosure of CIP Targets for prior years involves the same likelihood of competitive harm that would be involved in disclosing the current year’s CIP Targets. For example, if a competitor had knowledge of Fuel Tech’s past EBIT and revenue targets against actual results, that competitor would be able to determine the projected financial results necessary for us to be profitable, thus giving them an actual competitive advantage to underbid us when competing for new projects or acquisitions.
          We are also concerned that the disclosure of CIP Targets could cause stockholders, analysts, competitors and customers to misinterpret goals as projections or to use CIP Targets from previous periods in order to predict future performance through trending analyses. Such a misinterpretation could negatively affect Fuel Tech’s stock price in the future, and in turn, its ability to raise capital through equity financings, putting Fuel Tech at a disadvantaged competitive position.
Conclusion
          For the reasons discussed above, Fuel Tech respectfully submits that disclosure of its past Confidential Targets would allow competitors and customers to reasonably approximate future targets resulting in competitive harm to Fuel Tech.
SEC Comment:
12.	We have read your response to comment 37 from our letter dated September 3, 2009. Please describe in further detail the individual goals that you established for each of your named executive officers and clearly state the level of achievement reached with respect to each of them. In addition, please disclose whether and to what extent you exercised business judgment to modify individual performance goals, or to adjust their relative impact on performance pay, after such goals were initially set. See Items 402(b)(2)(vi) and (vii) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

Response:
          As described in the “Summary of NEO Compensation” portion of Exhibit A of the Company’s response to the SEC’s September 3, 2009 letter, as it relates to performance goals for the named executive officers pertaining to bonus payments under the Company’s Corporate Incentive Plan (“CIP”), Mr. Rummenhohl did not participate in the CIP. Each of the other named executive officers (“NEO(s)”), participated in the CIP. For 2008, under the CIP, each of the participating NEOs had the same performance goals — achieving the EBIT, revenue and Air Pollution Control backlog performance targets for the Company set for the CIP for that year (“Goals”). Under the CIP there were no other individualized performance goals for the NEOs. After the 2008 Goals were originally set, those Goals were not modified, and no business judgment was exercised to adjust their relative impact on performance pay. As described in the “Corporate Incentive Plan Compensation” portion of Exhibit A, the Goals were not achieved in 2008, so no incentive pool from which CIP bonus payments could be made was created. There were no CIP bonus payments for the 2008 CIP paid to any participating NEO or any other 2008 CIP participant.
          In our future filings, if material, we will disclose the information described in Items 402(b)(2)(vi) and (vii) of Regulation S-K. For our definitive proxy statement filed on April 15, 2009, the paragraph below would have been included as the penultimate bullet point in the "Corporate Incentive Plan Compensation” portion of our Compensation Discussion and Analysis and would have read substantially as follows:
          “In 2008, each of the Company’s named executive officers (“NEO(s)”), with the exception of Mr. Rummenhohl, participated in the Company’s Corporate Incentive Plan (“CIP”). For 2008, under the CIP, each of the participating NEOs had the same performance goals — achieving the EBIT, revenue and Air Pollution Control backlog performance targets for the Company set for the CIP for that year (“Goals”). Under the CIP there were no other individualized performance goals for the NEOs. After the 2008 Goals were originally set, those Goals were not modified, and no business judgment was exercised to adjust their relative impact on performance pay. As described in further detail above, the Goals were not achieved in 2008, so no incentive pool from which CIP bonus payments could be made was created. There were no CIP bonus payments for the 2008 CIP paid to any participating NEO or any other 2008 CIP participant. Please also see “Summary of NEO Compensation” below.”
          Please note that, in response to the Staff’s comment 24 in its September 3, 2009 letter, we have determined that the terms of the Securities Purchase Agreement listed as Exhibit 10.1 to our Annual Report on Form 10-K are no longer operative, and thus, that agreement will no longer be included in the exhibit list.
          In responding to your comments, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its SEC filings; SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing; and the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws of the United States.

Very truly yours,
By:	/s/ John P. Graham
John P. Graham
Chief Financial Officer

cc:	John F. Norris Jr., Chief Executive Officer